UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OCWEN FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

675746309

(CUSIP Number)

Verna Ramirez

Angelo, Gordon & Co., L.P.

245 Park Avenue

New York, New York 10167

(212) 692-8270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

             March 11, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 6 Pages

CUSIP No. 675746309	Page 2 of 6 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANGELO, GORDON & CO., L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		2,150,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 2,150,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,150,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

3.44%

14	Type of Reporting Person (See Instructions)

IA; PN

CUSIP No. 675746309	Page 3 of 6 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

JOHN M. ANGELO

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,150,000
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,150,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,150,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

3.44%

14	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 675746309	Page 4 of 6 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

MICHAEL L. GORDON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only
4	Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,150,000
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,150,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,150,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

3.44%

14	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 675746309	Page 5 of 6 Pages

                               This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on January 24, 2008, by the AG Reporting Persons (the “Schedule 13D”). As reported in the Schedule 13D, on January 14, 2008, William C. Erbey, the Chairman of the Board of Directors and Chief Executive Officer of Ocwen Financial Corporation (the “Issuer”), delivered a letter to the Board of Directors of the Issuer in which it was proposed that the Investors would offer to acquire by merger all of the outstanding Shares, other than any Shares held by any of the Investors and members of the Issuer’s senior management team and certain other existing shareholders of the Issuer that are to be invested in the transaction by way of the Stock Exchange (the “Proposal”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and updated by adding the following:

       On March 11, 2008, the Sponsors delivered to the Special Committee and to William C. Erbey separate letters pursuant to which they informed them that, having been unable to reach mutually agreeable terms on the Proposal, the Sponsors were terminating discussions with the Special Committee regarding the Proposal.

       The AG Reporting Persons reserve the right to acquire additional securities of the Issuer in transactions other than as described above, to dispose of any such securities at any time and to formulate new or additional plans or proposals relating to their interests in the Issuer.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

 Except as disclosed in the Schedule 13D, to the best knowledge of the AG Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the AG Reporting Persons or between such persons and any other person with respect to the acquisition of control of the Issuer.

Item 7.	Material to be Filed as Exhibits.

 The following document is being filed as an exhibit to this statement and is incorporated herein by reference:

Exhibit A – Joint Filing Agreement, dated as of January 24, 2008, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon (incorporated by reference to Exhibit A to Schedule 13D initially filed on January 24, 2008, by the AG Reporting Persons).

CUSIP No. 675746309	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2008	ANGELO, GORDON & CO., L.P.

By: /s/ Michael L. Gordon
Name: Michael L. Gordon
Title: Chief Operating Officer

Date: March 11, 2008	JOHN M. ANGELO

/s/ John M. Angelo

Date: March 11, 2008	MICHAEL L. GORDON

/s/ Michael L. Gordon